Exhibit 99.1

RIDEMAKERZ, LLC

Financial Statements

December 31, 2011 (Unaudited)

January 1, 2011(Unaudited) and January 2, 2010 (With Independent Auditors’ Report Thereon)

RIDEMAKERZ, LLC

Table of Contents

Page(s)

Independent Auditors’ Report

The Board of Directors
Ridemakerz, LLC:

We have audited the accompanying statements of operations, members’ equity (deficit) and cash flows of Ridemakerz, LLC (the Company) for the fiscal year ended January 2, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the Company’s results of operations and cash flows for the fiscal year ended January 2, 2010, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in note 2 to the financial statements included as an exhibit to the January 2, 2010 annual report on Form 10-K/A of Build-A-Bear Workshop, Inc. and subsidiaries, the Company has incurred recurring net losses and has a working capital deficiency and a deficit in members’ equity at January 2, 2010.  These matters raise substantial doubt about its ability to continue as a going concern.  Management’s plans in regard to these matters are also described in note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

 (signed) KPMG LLP

St. Louis, Missouri
April 2, 2010

RIDEMAKERZ, LLC
Balance Sheets
December 31, 2011 (unaudited), and January 1, 2011 (unaudited)

Assets	December 31, 2011	January 1, 2011
	(unaudited)	(unaudited)
Current assets:
Cash and cash equivalents	$2,704,511	$1,451,791
Inventories	1,602,465	2,087,619
Trade receivables	(26,829)	1,770,162
Other receivable	113,819	26,604
Prepaid expenses and other current assets	238,126	576,956
Total current assets	4,632,092	5,913,132
Property and equipment, net	3,177,116	5,761,365
Other intangible assets, net of accumulated amortization of $770,565 and $10,224, respectively	760,341	299,465
Other assets, net	10,224	15,282
Total assets	$8,579,773	$11,989,244
Liabilities and Members’ Equity
Current liabilities:
Accounts payable	$393,818	$2,068,573
Due to related parties	1,555,350	1,626,531
Accrued expenses	747,018	1,525,072
Gift cards and customer deposits	569,044	458,881
Short-term note payable	1,500,000	9,745,000
Total current liabilities	4,765,230	15,424,057
Deferred rent	469,112	791,977
Commitments and contingencies
Mezzanine equity:
Class A preferred units	14,056,568	14,056,568
Class B preferred units	13,270,139	13,270,139
Class C preferred units	12,982,610	—
Members’ equity:
Common units	222,758	87,490
Retained deficit	(37,186,644)	(31,640,987)
Total members’ equity	(36,963,886)	(31,553,497)
Total liabilities and members’ equity	$8,579,773	$11,989,244

See accompanying notes to financial statements.

RIDEMAKERZ, LLC
Statements of Operations
Years ended December 31, 2011 (unaudited), January 1, 2011 (unaudited), and January 2, 2010

	Years Ended
	December 31, 2011	January 1, 2011	January 2, 2010
	(unaudited)	(unaudited)
Net retail sales	$14,512,710	$10,587,372	7,145,899
Wholesale revenue	5,409,246	1,698,170	—
Slotting revenue	—	78,942	200,687
Total revenue	19,921,956	12,364,484	7,346,586
Costs and expenses:
Cost of merchandise sold	12,104,106	8,048,446	6,568,514
Selling, general, and administrative	12,437,039	8,878,854	8,853,139
Store preopening	—	462,546	62,820
Store closing	630,175	176,570	3,021,183
Interest expense, net	296,293	1,150,238	213,466
Total costs and expenses	25,467,613	18,716,654	18,719,122
Net loss	$(5,545,657)	$(6,352,170)	(11,372,536)

See accompanying notes to financial statements.

RIDEMAKERZ, LLC
Statements of Members’ Equity (Deficit)
Years ended December 31, 2011 (unaudited), January 1, 2011 (unaudited), and January 2, 2010

	Common	Retained
	units	deficit	Total
Balance, January 3, 2009	85,850	$(13,916,281)	$(13,830,431)
Capital contributions	1,640	—	1,640
Net loss	—	(11,372,536)	(11,372,536)
Balance, January 2, 2010	87,490	(25,288,817)	(25,201,327)
Net loss (unaudited)	—	(6,352,170)	(6,352,170)
Balance, January 1, 2011 (unaudited)	87,490	(31,640,987)	(31,553,497)
Capital contributions (unaudited)	135,268	—	135,268
Net loss (unaudited)	—	(5,545,657)	(5,545,657)
Balance, December 31, 2011 (unaudited)	222,758	$(37,186,644)	$(36,963,886)

See accompanying notes to financial statements.

RIDEMAKERZ, LLC
Statements of Cash Flows
Years ended December 31, 2011 (unaudited), January 1, 2011 (unaudited), and January 2, 2010

	Years Ended
	December 31, 2011	January 1, 2011	January 2, 2010
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net loss	$(5,545,657)	$(6,352,170)	$(11,372,536)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	(568,491)	2,502,917	2,601,423
Impairment of store assets	415,658	—	2,971,231
Loss on disposal of property and equipment	301,596	162,329	—
Change in assets and liabilities:
Inventories	485,154	(56,044)	1,211,875
Receivables	1,709,777	(1,766,477)	442,871
Prepaid expenses and other current assets	338,830	(410,857)	830,598
Accounts payable	(3,967,712)	1,196,152	(682,687)
Accrued expenses and other liabilities	(324,331)	143,289	1,411,308
Net cash used in operating activities	(7,155,176)	(4,580,861)	(2,585,917)
Cash flows from investing activities:
Purchases of property and equipment	2,446,790	(2,742,651)	(1,876,861)
Purchases of other assets and other intangible assets	(467,122)	(298,757)	(77,615)
Net cash used in investing activities	1,979,668	(3,041,408)	(1,954,476)
Cash flows from financing activities:
Proceeds from short-term borrowings	3,150,000	8,468,822	2,385,000
Repayments of short-term borrowings	(9,839,650)	(1,108,822)	—
Proceeds from capital investments by members	13,117,878	1,074,650	1,051,245
Net cash provided by financing activities	6,428,228	8,434,650	3,436,245
Net increase (decrease) in cash and cash equivalents	1,252,720	812,381	(1,104,148)
Cash and cash equivalents, beginning of period	1,451,791	639,410	1,743,558
Cash and cash equivalents, end of period	$2,704,511	$1,451,791	$639,410
Supplemental disclosure of cash flow information:
Capital expenditures included in accounts payable	$—	$592,146	$—
Cash paid for interest	183,555	157,779	—

See accompanying notes to financial statements.

(1)        Description of Business and Basis of Preparation

Ridemakerz, LLC (the Company), a Delaware limited liability company, manufactures and distributes customizable toy vehicles directly through Company-owned specialty retail stores and indirectly, as a wholesaler, through The Disney Stores. The Company was formed in February 2006 as Retail Entertainment Concepts, LLC (REC). REC acquired the assets of Construct-A-Car in February 2006, changing its name to Ridemakerz, LLC in 2007. The Company opened its first store in May 2007. As of December 31, 2011, the Company operated four retail stores located in the United States as well as a Web store, and sold indirectly to customers through wholesale operations.

The Company operates on a 52- or 53-week fiscal year ending on the Saturday closest to December 31. The periods presented in these financial statements are the fiscal years ended December 31, 2011 (fiscal 2011), January 1, 2011 (fiscal 2010) and January 2, 2010 (fiscal 2009), which each included 52 weeks. References to years in these financial statements relate to fiscal years or year ends rather than calendar years.

All amounts related to fiscal year ended December 31, 2011 and January 1, 2011 are unaudited.

(2)        Liquidity

The Company incurred a net loss in fiscal 2010 and fiscal 2009 of approximately $6.4 million and $11.4 million, respectively, and additionally a net loss of approximately $5.5 million for fiscal 2011. Cash flows used in operating activities in 2010 and 2009 totaled approximately $4.6 million and $2.6 million, respectively, and approximately $7.9 million for fiscal 2011.  As of December 31, 2011, the Company had approximately $2.7 million in cash and cash equivalents. To fund the operations and invest in strategic growth initiatives in fiscal 2012 and beyond, the Company will be required to obtain alternative financing, raise additional capital through additional equity offerings, or some combination thereof, which the Company has historically been able to do through existing investor relationships.

The Company has undertaken certain initiatives to decrease the losses incurred and implement a new strategic direction in an effort to transform the Company into a profitable business enterprise. These initiatives include managing the overall cost structure of the Company, continuing to pursue and further expand upon wholesale opportunities through partnering with large, global entertainment organizations, and expanding and growing the Company’s retail base. Management’s goal with respect to the new strategic direction is to exploit this concept to a larger consumer base and distribution platform while maintaining the “experience” aspect of the build your own car concept.

(3)        Summary of Significant Accounting Policies

A summary of the Company’s significant accounting policies applied in the preparation of the accompanying financial statements follows:

(a)        Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions.

The majority of the Company’s cash and cash equivalents exceed federal deposit insurance limits. The Company has not experienced any losses in such accounts and management believes that the Company is not exposed to any significant credit risk on cash and cash equivalents.

(b)        Inventories

Inventories are stated at the lower of cost or market, with cost determined on an average-cost basis. Inventory included supplies of $209,122 as of January 1, 2011, respectively, and $165,995 as of December 31, 2011. All other inventories are finished goods.

(c)        Receivables

Receivables consist primarily of amounts due to the Company in relation to wholesale sales orders. The Company assesses the collectability of all receivables on an ongoing basis by considering its historical credit loss experience, current economic conditions, and other relevant factors. Based on this analysis, the Company has determined that no allowance for doubtful accounts was necessary at December 31, 2011, January 1, 2011.

(d)        Property and Equipment

Property and equipment consist of leasehold improvements, furniture and fixtures, and computer equipment and software and are stated at cost. Leasehold improvements are depreciated using the straight-line method over the shorter of the useful life of the assets or the life of the lease. Furniture and fixtures and computer equipment are depreciated using the straight-line method over the estimated service lives ranging from three to seven years. Computer software is amortized using the straight-line method over a period of three years. New store construction deposits are recorded at the time the deposit is made as construction-in-progress and reclassified to the appropriate property and equipment category at the time of completion of construction, when operations of the store commence. Maintenance and repairs are expensed as incurred and improvements are capitalized. Gains or losses on the disposition of fixed assets are recorded upon disposal.

(e)        Other Intangible Assets

Other intangible assets consist primarily of initial costs related to trademarks, patents, and other intellectual property. Trademarks, patents, and other intellectual property represent third-party costs that are capitalized and amortized over their estimated lives ranging from one to three years using the straight-line method.

(f)         Mold Assets

Mold assets are costs to design and create molds used in the manufacture of bodies, chassis, and accessories. Mold assets are amortized over one to five years. Certain molds are created in conjunction with an agreement with an auto manufacturer or entertainment licensor. Amortization expense related to molds was $386,036 fiscal 2010, and $357,730 for fiscal 2011.

(g)        Other Assets

Other assets consist of deferred leasing and capital spend not yet in service.  Deferred leasing fees are initial, direct costs related to the Company’s operating leases and are amortized over the term of the related.  Capital spend not yet in service are costs related to the Company’s development of new mold assets.  Amortization expense related to other assets, not including capital not yet in service, was $11,035 for fiscal 2010 and $2,135 for fiscal 2011.

(h)        Long-Lived Assets

Whenever facts and circumstances indicate that the carrying value of a long-lived asset may not be recoverable, the carrying value is reviewed. If this review indicates that the carrying value of the asset will not be recovered, as determined based on projected undiscounted cash flows related to the asset over its remaining life, the carrying value of the asset is reduced to its estimated fair value (see Note 4 for further discussion regarding the impairment of long-lived assets).

The calculation of fair value requires multiple assumptions regarding our future operations to determine future cash flows, including, but not limited to, sales volume, margin rates, and discount rates. If different assumptions were used in the analysis, it is possible that the amount of the impairment charge may have been significantly different than what was recorded.

(i)         Deferred Rent

Certain of the Company’s operating leases contain predetermined fixed escalations of minimum rentals during the original lease terms. For these leases, the Company recognizes the related rental expense on a straight-line basis over the life of the lease and records the difference between the amounts charged to operations and amounts paid as deferred rent. The Company also receives certain lease incentives in conjunction with entering into operating leases. These lease incentives are recorded as deferred rent at the beginning of the lease term and recognized as a reduction of rent expense over the lease term. In addition, certain of the Company’s leases contain future contingent increases in rentals. Such increases in rental expense are recorded in the period that it is probable that store sales will meet or exceed the specified target that triggers contingent rental expense.

(j)         Revenue Recognition

Net retail sales are net of discounts and returns, exclude sales tax, and are recognized at the time of sale. Shipping and handling costs billed to customers are included in net retail sales.

Net wholesale sales are net of discounts and allowances, exclude sales tax, and are recognized at the time of shipment to wholesale customer as title and risk of loss of loss transfer to the wholesale customer at this time.

Revenues from the sale of gift cards are recognized at the time of redemption. Unredeemed gift cards are included in gift cards and customer deposits on the balance sheets. The Company escheats a portion of unredeemed gift cards according to Delaware escheatment regulations that require remittance of the cost of merchandise portion of unredeemed gift cards over five years old. The difference between the value of gift cards and the amount escheated is recorded as income in the statements of operations.

Other revenue consists primarily of fees paid to the Company by certain vendors in exchange for dedicated facings in the Company’s retail stores. Revenues are recognized over the life of the related contract, based on the actual number of facings in stores.

(k)        Cost of Merchandise Sold

Cost of merchandise sold includes the cost of the merchandise, including royalties paid to licensors of third party branded merchandise; store occupancy cost, including store depreciation and store asset impairment charges; mold amortization; cost of warehousing and distribution; freight costs from the manufacturer to the store; packaging, damages, and shortages; product safety testing; and shipping and handling costs incurred in shipment to customers.

(l)         Selling, General, and Administrative Expenses

Selling, general, and administrative expenses include store payroll and related benefits, advertising, credit card fees, and store supplies, as well as central office management payroll and related benefits, travel, information systems, accounting, insurance, professional services, and public relations. It also includes depreciation and amortization of central office leasehold improvements, furniture, fixtures, and equipment, as well as amortization of trademarks and intellectual property.

(m)       Store Preopening Expenses

Store preopening expenses, including store setup, certain labor and hiring costs, and rental charges incurred prior to store openings are expensed as incurred.

(n)        Advertising

The costs of advertising, promotion, and marketing programs are charged to operations in the period the program takes place. Advertising expense was $340,331 and $749,225 for 2010 and 2009, respectively, and $1,513,176 for 2011.

(o)        Income Taxes

The Company is treated as a partnership for income tax purposes; accordingly, income taxes have not been provided for in the accompanying financial statements. All of the Company’s income or losses are passed through to its members. The Company does not believe it has any uncertain tax positions for any year presented.  The Company’s income tax returns remain open for examination by applicable authorities for each jurisdiction’s respective statutory periods.

(p)        Fair Value of Financial Instruments

For purposes of financial reporting, management has determined that the fair value of financial instruments, including cash and cash equivalents, receivables, accounts payable, accrued expenses and note payable, approximates carrying value at December 31, 2011 and January 1, 2011.

(q)        Use of Estimates

The preparation of the financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The assumptions used by management in future estimates could change significantly due to changes in circumstances, including, but not limited to, challenging economic conditions. Accordingly, future estimates may differ significantly. Significant items subject to such estimates and assumptions include the carrying amount of property and equipment, mold assets, intangibles, and inventories.

(r)         Sales Tax Policy

The Company’s revenues in the statements of operations are net of sales taxes.

(s)         Comprehensive Loss

The Company’s comprehensive losses for fiscal 2011, fiscal 2010, and fiscal 2009 are the same as the net loss.

(4)        Property and Equipment

Property and equipment consist of the following:

	2011	2010
Leasehold improvements	$2,021,992	2,476,612
Furniture and fixtures	1,260,705	1,397,146
Computer hardware	618,405	444,466
Computer software	836,229	3,253,510
Molds	2,757,053	2,373,024
Construction in progress	156,709	974,399
	7,651,093	10,919,157
Less accumulated depreciation	4,293,111	5,157,792
	$3,357,982	5,761,365

For fiscal 2010 and fiscal 2009 depreciation expense was $2,236,727 and $2,239,998, respectively, and for fiscal 2011 depreciation expense was $2,079,497.

During the fiscal 2009 fourth quarter, the Company reviewed the operating performance and forecasts of future performance for its remaining stores. As a result of that review, the Company determined that one store would not be able to recover the carrying value of certain store leasehold improvements through expected undiscounted cash flows over the remaining life of the related assets. Accordingly, the Company reduced the carrying value of the assets to fair value, calculated as the present value of estimated future cash flows for each asset group, and recorded asset impairment charges of $289,979 in fiscal 2009, which is included in cost of merchandise sold.

During the fiscal 2011 fourth quarter, the Company reviewed the operating performance and forecasts of future performance for its remaining stores.  As a result of that review, the Company determined the future performance of one store was not sufficient to continue operations beyond fiscal 2011 and therefore scheduled the closure of the store in January of fiscal 2012.  Accordingly, the Company reduced the carrying value of the store assets to $0, as estimated future cash flows for each asset group was immaterial, and recorded asset impairment charges of $415,658 in fiscal 2011, which is included in closing expenses as “extraordinary and unusual” within the consolidated statement of operations.

The inputs used to determine fair value of the assets are Level 3 inputs as defined by Accounting Standards Codification (ASC) Section 820-10, Fair Value Measurements and Disclosures. In the event that the Company decides to close any or all of these stores in the future, the Company may be required to record additional impairment, lease termination charges, severance charges, and other charges.

(5)        Other Intangible Assets

Trademarks, patents and intellectual property are amortized over three years. Amortization expense related to trademarks, patents and intellectual property was $255,155 and $338,484 in fiscal 2010 and fiscal 2009, respectively, and amortization expense for fiscal 2011 was $141,325. Estimated amortization expense related to other intangible assets in subsequent years is $114,000 and $36,000 for fiscal 2012 and 2013, respectively.

(6)        Accrued Expenses

Accrued expenses consist of the following:

	2011	2010
Accrued wages, bonuses, and related expenses	$229,021	160,536
Sales tax payable	(17,718)	151,083
Accrued interest	74,932	970,651
Accrued rent and related expenses	(35,429)	86,251
Other	496,212	156,551
	$747,018	1,525,072

(7)        Notes Payable

In fiscal 2009, the Company executed a promissory note to the benefit of a related party. As amended, the promissory note provided for maximum borrowings of $15,000,000 and had a maturity date of the earlier of: (i) December 31, 2010 or (ii) the completion of an additional equity financing and accrued interest at the rate of 12% per annum. As of January 1, 2011, total cash borrowings under the promissory note totaled $9,745,000. All borrowings were at the option of the note holder and were secured by substantially all assets of the Company. The note holder (and all participants in the promissory note) had the option to convert the principal and accrued interest under the promissory note into any newly raised equity, if such equity transaction occurs within 90 days of the maturity date. On January 2, 2011, all outstanding principal and accrued interest under the then outstanding promissory note totaling $10,915,651 was converted to Class C preferred units at a price of $1.75 per unit.

In April 2011, a related party issued a revolving line of credit to the Company with a limit of $2 million, which had a balance of $0 as of December 31, 2011.  In May 2011, a related party provided a loan to the Company of $1.5 million, which was outstanding as of December 31, 2011. Both loans accrue interest at 15% per annum (with interest on any outstanding balance paid monthly) and matured on December 31, 2011. Subsequent to year end, the due date of the $1.5 million loan was extended to June 30, 2012.

(8)        Commitments and Contingencies

(a)        Operating Leases

The Company leases its retail stores and corporate offices under agreements which expire at various dates through 2018. The majority of leases contain provisions for base rent plus contingent payments based on defined sales. Total office and retail store base rent expense was $1,391,331 and $1,725,312 for fiscal 2010 and fiscal 2009, respectively, and $2,406,822for fiscal 2011.

Future minimum lease payments at December 31, 2011, were as follows:

2012	587,915
2013	589,940
2014	544,043
2015	375,546
2016	194,576
Subsequent to 2016	140,161
$2,432,181

(b)        Litigation

In the normal course of business, the Company is subject to certain claims or lawsuits. Management is not aware of any claims or lawsuits that will have a material adverse effect on the consolidated financial position or results of operations of the Company.

(9)        Stock Incentive Plans

The Company has adopted the 2007 Incentive Plan (the Plan). Under the Plan, participants, including both employees and nonemployees of the Company, have the opportunity to acquire common units of the Company. For awards made under the Plan, participants purchase common units at the time the award is made at the current fair value. Award agreements with employees typically have graded vesting terms over four years. If a participant ceases to be employed with the Company prior to the end of the vesting period, the participant forfeits its rights to any unvested units at the date of the termination. The Company is required to purchase the unvested units from the employee at a price equal to the initial fair value at the time of the termination. As of December 31, 2011, the Company had issued 15,220,379 common units under the Plan at prices ranging from $0.011 to $0.018. As part of the Company’s restructuring in 2009, vesting of awards were accelerated for terminated employees. As of December 31, 2011, there were 4,426,250 unvested common units that had been awarded under the Plan.

Compensation expense under the plan was immaterial for fiscal 2010 and 2009 and for fiscal 2011.

(10)      Equity

In 2010 and 2009, membership interests in the Company are represented by the following series: common units, Class A preferred units, and Class B preferred units. All units have equal voting rights.

In 2011, the Company added Class C preferred units and the governing documents were amended such that all preferred units have the same rights and preferences. In 2011, in addition to the conversion of a note payable to Class C preferred units (Note 7), additional Class C preferred units of 1,066,144 were issued for cash proceeds of $1,865,750 at $1.75 per unit.

The following table summarizes the changes in membership units, by series for 2009, 2010, and 2011:

				Class A	Class B	Class C
	Common	Common	Common	Preferred	Preferred	Preferred
	units, $0.011	units, $0.016	units, $0.018	units, $0.973	units, $1.50	units, $1.75
	par value	par value	par value	par value	par value	par value
Balance, January 3, 2009	7,287,164	315,833		14,453,306	7,430,089	—
Capital contributions	—	102,500		—	700,237	—
Balance, January 2, 2010	7,287,164	418,333	—	14,453,306	8,130,326	—
Capital contributions	—	—	—	—	716,433	—
Balance, January 1, 2011	7,287,164	418,333	—	14,453,306	8,846,759	—
Capital contributions	—	—	7,514,882	—	—	7,418,634
Balance, December 31, 2011	7,287,164	418,333	7,514,882	14,453,306	8,846,759	7,418,634

Class A, B, and C units are redeemable preferred units that provide for a cumulative annual rate of 7%. As of December 31, 2011, unpaid preferred return was approximately $10,000,000. Each class of units is redeemable at the earlier of a liquidity event, as defined, or January 1, 2016 at the option of the majority of the unit holders of the class.

Upon liquidation, distributions are made to the Class A, B, and C unit holders, up to and including initial capital contributions and earned and unpaid preferred return, then to common unit holders, and then among all members on a pro rata basis.

For purposes of allocating ongoing income and losses, the equity classes are divided in two series, with one series receiving loss allocations only after all other members’ equity has been reduced to zero. In Class A, this series had 4,659,471 units outstanding as of January 1, 2011. In Class B, this series had 2,523,875 units outstanding as of January 1, 2011. To the extent this series has been allocated losses, this series also receives income allocations before other members in the same class until its capital account has returned to its original capital balance.

(11)      Warrants

In 2006, the Company issued an option for warrants to a member which entitles the member to purchase a 10% undiluted interest for approximately $800 in exchange for business development services. The option is exercisable upon the earlier of a liquidity event, as defined, or June 2016, provided that the Company has at least five retail locations open and operating at that time. No value has been assigned to the warrants. Subsequent to January 1, 2011, the warrant became immediately exercisable and the amount of common units awarded thereunder was fixed at 3,440,010 common units.

In 2011, warrants to purchase 1,085,382 common units at $0.018 per common unit were exercised for an aggregate purchase price of $19,537.

(12)      Restructuring

In 2009, the Company undertook a major restructuring of its operations, which included store closings and a reduction in work force. Total charges related to the restructuring are included in “Store closing” expenses in the statements of operations and include the following:

Asset impairment	$2,643,016
Lease termination	1,192,944
Accrued rent	(254,703)
Tenant allowance	(769,734)
Deferred leasing charges	38,236
Severance	68,871
Inventory	37,376
Other	65,177
$3,021,183

As of January 1, 2011 no amounts were accrued related to the restructuring, which was completed with the final store closing in January 2010, resulting in minimal additional charges.

(13)      Related-Party Transactions

In fiscal 2010 and fiscal 2009, a related party provided the Company with operational, accounting and legal services. The total value of services provided by this related party amounted to $749,605 and $749,605 in 2010 and 2009, respectively. The related party also leased office space to the Company. Rent expense under this lease totaled $0 and $24,225 in fiscal 2010 and fiscal 2009, respectively, and $0 in fiscal 2011. The total due to this related party, including interest, as of January 1, 2011 and January 2, 2010 was $1,555,350 and $1,143,259, respectively, and $1,667,782 as of December 31, 2011. Amounts due to this party accrue interest at an annual rate of 12%. Effective December 31, 2010, this rate of interest was reduced to 7%.  Effective January 1, 2011, the entire balance is payable on January 1, 2013, with principal and interest repayments to be made during fiscal 2012 totaling $140,000, as set forth in the Amended BABW Support Services Agreement.

A related party provided the Company with legal and office support services in exchange for preferred units. The total value of services provided by this related party amounted to $325,000 and $250,000 in 2010 and 2009, respectively, and $400,000 in fiscal 2011. The related party also leased retail and office space to the Company in fiscal 2009. Rent expense under these leases totaled $157,024 in 2009, including a termination fee of $67,700. The total due to this related party as of December 31, 2011 and January 1, 2011 was immaterial.

A related party provided the Company with consulting services. The payments to this related party were $58,000 and $20,459 in 2010 and 2009, respectively. The total due to this related party as of January 1, 2011 was $0.  In 2011, a related party provided the Company with consulting services amounting to $15,750, in exchange for Class C Common units.  The total due to this related party as of December 31, 2011 was $0.

Several related parties provided a variety of services for the Company. In 2010, five members received payments totaling $2,039,520. The total due to these related parties as of December 31, 2011 and January 1, 2011 was $0, and $71,181, respectively. In 2009, eight related parties received payments totaling $2,093,402.

(14)      Major Vendors

One vendor accounted for all inventory purchases in fiscal 2010 and fiscal 2009.  The Company added one additional vendor in fiscal 2011 fourth quarter.

(15)      Subsequent Events

The Company has evaluated events and transactions subsequent to December 31, 2011 through March 15, 2012.  Other than described below, no events require recognition in the consolidated financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.

On January 22, 2012, the Company closed one store location which resulted in minimal additional charges.